UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ASML Holding N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	025566	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principle executive offices)

James A. McDonald

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf, London E14 5DS England

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as Exhibit 1.01 to this Specialized Disclosure Report and is available at the following Internet address: www.asml.com

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASML HOLDING N.V. (Registrant)

Date: May 28, 2014	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2013